JoSEPHINE CHAUS

2003 Annual Report

Bernard Chaus, Inc.

TO OUR SHAREHOLDERS:

In fiscal year 2003, Chaus achieved a substantial turnaround in its performance, driven by key steps we have taken to enhance our strong operational foundation and best manage our business within a continued challenging economic and retail environment. Importantly, the significant strides we have made position us well for the future as we pursue opportunities to grow our business over the long term.

Net income for fiscal 2003 reached $4.7 million, or $0.16 per diluted share. This compares to a net loss in fiscal 2002 of $2.2 million, or a loss of $0.08 per share, which included a tax benefit of $944,000 and non-recurring other income of $193,000. With six consecutive profitable quarters behind us, we now look forward to extending our momentum in fiscal 2004.

A key contributor to our performance for fiscal 2003 was the increase we achieved in our gross margin, which climbed to 25.5% from 19.8% in fiscal 2002. The improvement was fueled by more efficient sourcing and a reduction in off-price sales, which reflected our efforts to carefully manage our inventories, as well as initiatives we have taken to lower our cost structure.

As we took these actions, we also began exploring opportunities that would complement the longtime presence of our core Josephine Chaus brand in the better sportswear area of department stores and allow us to drive sales growth over the longer term. To this end, we acquired, in December 2002, certain assets of privately held S.L. Danielle, which has provided Chaus with new capabilities in the exclusive and private label arena, as well as entry into the moderate and mass markets segments of the women's clothing market. We view this as an exciting platform for growth and a means to diversify our revenue base through expansion into new distribution channels. While this business generally carries a lower gross margin, we are enthusiastic about its potential to augment sales and earnings over the long term. Our revenues for fiscal 2003 included an initial contribution from the new product lines, and, with S.L. Danielle now fully integrated into our operations, we anticipate a further contribution in fiscal 2004.

Looking forward, we will continue to leverage the efficient infrastructure we now have in place and build on the addition of S.L. Danielle. At the same time, we plan to invest in efforts designed to expand the distribution of the Josephine Chaus brand, which has a strong customer following that appreciates the design and high quality our label stands for. However, there is no question that the department store channel remains difficult, with lower customer traffic, heightened promotional activity, and increasing competition. This is particularly true for the better segment, where a handful of well-known designers and brands will enter the area for spring 2004. We are therefore evaluating a number of strategies to enhance our brand's market position. Our objective is to continue to work closely with our department store customers in order to maintain our presence in existing department stores doors as well as enter new doors. Toward this end, we are planning to take advantage of select advertising/marketing opportunities and make an additional investment in personnel to enable us to devote specific attention and expertise to reinforcing the Josephine Chaus brand. We will also consider opportunities to make additional complementary acquisitions that further enhance our growth prospects.

In conclusion, we would like to thank all of our employees for their hard work and dedication, which translated into the strong results we achieved in fiscal 2003. To our retail partners, we look forward to our continued collaboration in delivering high quality, highly appealing products to your shoppers. And to our shareholders, we thank you for your support and will keep you updated on our progress in positioning Chaus for continued success over the long term.

Josephine Chaus
Chairwoman of the Board,
Chief Executive Officer

Nicholas DiPaolo
Vice Chairman of the Board,
Chief Operating Officer

FINANCIAL INFORMATION

(Dollars in thousands)

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2003	2002	2001
Cash and cash equivalents	$ 2,650	$ 150	$ 183
Accounts receivable, net	19,996	20,586	23,688
Inventories, net	10,696	8,050	13,582
Prepaid expenses and other current assets	719	1,331	1,051
Total current assets	34,061	30,117	38,504
Fixed assets and other assets, net	4,391	5,574	6,291
Goodwill	1,395		
Total assets	$ 39,847	$ 35,691	$ 44,795
Revolving credit borrowings	$ —	$ 3,591	$ 5,024
Accounts payable and accrued expenses	16,908	12,997	17,295
Term loan – current	1,500	1,125	1,000
Total current liabilities	18,408	17,713	23,319
Deferred rent	455	390	297
Term loan	7,875	9,375	10,500
Total liabilities	26,738	27,478	34,116
Total stockholders' equity	13,109	8,213	10,679
Total liabilities and stockholders' equity	$ 39,847	$ 35,691	$ 44,795
Current ratio	1.9	1.7	1.7

FINANCIAL INFORMATION

(In thousands, except share and per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended June 30, 2003	2002	2001
Net sales	$ 140,225	$ 145,769	$ 149,499
Cost of goods sold	104,398	116,951	122,324
Gross profit	35,827	28,818	27,175
Selling, general and administrative expenses	29,634	30,130	32,666
Income (loss) from operations	6,193	(1,312)	(5,491)
Other income	—	(193)	—
Interest expense, net	1,091	2,049	2,121
Income (loss) before income tax provision (benefit)	5,102	(3,168)	(7,612)
Income tax provision (benefit)	425	(944)	11
Net income (loss)	$ 4,677	$ (2,224)	$ (7,623)
Basic earnings (loss) per share — basic	$ 0.17	$ (0.08)	$ (0.28)
Basic earnings (loss) per share — diluted	$ 0.16	$ (0.08)	$ (0.28)
Weighted average number of common shares outstanding - basic	27,384,000	27,216,000	27,216,000
Weighted average number of common and common equivalent shares outstanding - diluted	29,912,000	27,216,000	27,216,000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-9169

BERNARD CHAUS, INC.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	13-2807386 (I.R.S. Employer Identification No.)
530 Seventh Avenue, New York, New York (Address of principal executive offices)	10018 (Zip Code)

Registrant's telephone number, including area code
(212) 354-1280

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	None; securities quoted on the Over the Counter Bulletin Board

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes No X

The aggregate market value of the voting stock held by non-affiliates of the registrant on August 26, 2003 was $10,168,000

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Date	Class	Shares Outstanding
August 26, 2003	Common Stock, $0.01 par value	27,322,007

Documents Incorporated by Reference	Location in Form 10-K in which incorporated
Portions of registrant's Proxy Statement for the Annual Meeting of Stockholders to be held November 12, 2003.	Part III

PART I

Item 1. *Business.*

General

Bernard Chaus, Inc. (the "Company" or "Chaus") designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear principally under the JOSEPHINE CHAUS® COLLECTION, and JOSEPHINE CHAUS® SPORT trademarks and under private label brands names. The Company's products are sold nationwide through department store chains, specialty retailers and other retail outlets. The Company has positioned its JOSEPHINE CHAUS product line into the opening price points of the "better" category. In December 2002, the Company acquired certain assets of S.L. Danielle, Inc. ("SL Danielle"). SL Danielle designs, arranges for the manufacture of and markets women's moderately priced private label clothing. As used herein, fiscal 2003 refers to the fiscal year ended June 30, 2003, fiscal 2002 refers to the fiscal year ended June 30, 2002 and fiscal 2001 refers to the fiscal year ended June 30, 2001.

Products

The Company markets its products as coordinated groups of jackets, skirts, pants, blouses, sweaters and related accessories principally under the following brand names that also include products for women and petites:

Josephine Chaus Collection – a collection of better tailored career clothing that includes tailored suits, dresses, jackets, skirts and pants.

Josephine Chaus Sport – designed for more relaxed dressing. This line includes casual tops, sweaters, pants, skirts, shorts and other items for "true weekend" wear.

Josephine Chaus Woman and Petite Collections – collections of the items from the clothing lines set forth above specializing in large and petite sizes.

Private Label – the Company also sells private label apparel manufactured according to customers' specifications.

The above products, while sold as separates, are coordinated by styles, color schemes and fabrics and are designed to be merchandised and worn together. The Company believes that the target consumers for its products are women aged 25 to 65.

During fiscal 2003, the suggested retail prices of the Company's Chaus products ranged between $24.00 and $180.00. The Company's jackets ranged in price between $98.00 and $180.00, its blouses and sweaters ranged in price between $30.00 and $120.00, its skirts and pants ranged in price between $38.00 and $110.00, and its knit tops and bottoms ranged in price between $18.00 and $68.00.

The following table sets forth a breakdown by percentage of the Company's net sales by brand for fiscal 2001 through fiscal 2003:

	Fiscal Year Ended June 30,		
	2003	2002	2001
Josephine Chaus Collection	42%	44%	38%
Josephine Chaus Sport	22	24	25
Josephine Chaus Woman Collection	9	9	10
Josephine Chaus Petite Collection	9	7	8
Chaus & Co.	1	7	0
Josephine Chaus Studio	0	6	8
Josephine Chaus Essentials	0	0	10
Private Label and Other	17	3	1
Total	100%	100%	100%

Business Segments

The Company operates in one segment, women's career and casual sportswear. In addition, less than 1% of total revenue is derived from customers outside the United States. The majority of the Company's long-lived assets are located in the United States.

Customers

The Company's products are sold nationwide in an estimated 3,500 stores operated by approximately 111 department store chains, specialty retailers and other retail outlets. The Company does not have any long-term commitments or contracts with any of its customers.

The Company extends credit to the majority of its customers through a factoring agreement with CIT. Under the factoring arrangement, the Company receives payment from CIT only after CIT has been paid by the Company's customers. CIT assumes only the risk of our customers' financial inability to pay. All other receivable risks are retained by the Company, including, but not limited to allowable customer markdowns, operational chargebacks, disputes, discounts, and returns. The Company expects the factoring agreement to terminate in March 2004 assuming certain conditions contained in its credit facility are satisfied. At such time the Company will continue to extend credit to its customers based upon an evaluation of the customers' financial condition and credit history. At June 30, 2003, approximately 98% of the Company's accounts receivable was due from CIT. At June 30, 2003 and 2002, approximately 72 % and 71 %, respectively of the Company's accounts receivable were due from customers owned by three single corporate entities. During fiscal 2003, approximately 73% of the Company's net sales were made to customers owned by three single corporate entities, as compared to 70% in fiscal 2002 and 77% in fiscal 2001. Sales to Dillard's Department Stores accounted for 40% of net sales in fiscal 2003, 34% in fiscal 2002 and 39% in fiscal 2001. Sales to TJX Companies, Inc. accounted for approximately 23% of the Company's net sales in fiscal 2003, 18% of net sales in fiscal 2002 and 13% in fiscal years 2001. Sales to the May Department Stores Company accounted for approximately 10% of the Company's net sales in fiscal 2003, 18% in fiscal 2002 and 25% in fiscal 2001. As a result of the Company's dependence on its major customers, such customers may have the ability to influence the Company's business decisions. The loss of or significant decrease in business from any of its major customers would have a material adverse effect on the Company's financial position and results of operations. In addition, the Company's ability to achieve growth in revenues is dependent, in part, on its ability to identify new distribution channels.

Sales and Marketing

The Company's selling operation is highly centralized. Sales to the Company's department and specialty store customers are made primarily through the Company's New York City showrooms. As of June 30, 2003, the Company had an in-house sales force of 12, all of whom are located in the New York City showrooms. The Company does not employ independent sales representatives or operate regional sales offices, but it does participate in various regional merchandise marts. This sales structure enables management to control the Company's selling operation more effectively, to limit travel expenses, as well as to deal directly with, and be readily accessible to, major customers.

Products are marketed to department and specialty store customers during "market weeks," generally four to five months in advance of each of the Company's selling seasons. The Company assists its customers in allocating their purchasing budgets among the items in the various product lines to enable consumers to view the full range of the Company's offerings in each collection. During the course of the retail selling seasons, the Company monitors its product sell-through at retail in order to directly assess consumer response to its products.

The Company emphasizes the development of long-term customer relationships by consulting with its customers concerning the style and coordination of clothing purchased by the store, optimal delivery schedules, floor presentation, pricing and other merchandising considerations. Frequent communications between the Company's senior management and other sales personnel and their counterparts at various levels in the buying organizations of the Company's customers is an essential element of the Company's marketing and sales efforts. These contacts allow the Company to closely monitor retail sales volume to maximize sales at acceptable profit margins for both the Company and its customers. The Company's marketing efforts attempt to build upon the success of prior selling seasons to encourage existing customers to devote greater selling space to the Company's product lines and to penetrate additional individual stores within the Company's existing customers. The Company's largest customers discuss with the Company retail trends and their plans regarding their anticipated levels of total purchases of Company products for future seasons. These discussions are intended to assist the Company in planning the production and timely delivery of its products.

Design

The Company's products and certain of the fabrics from which they are made are designed by an in-house staff of fashion designers. The 19 person design staff monitors current fashion trends and changes in consumer preferences. The Company believes that its design staff is well regarded for its distinctive styling and its ability to contemporize fashion classics. Emphasis is placed on the coordination of outfits and quality of fabrics to encourage the purchase of more than one garment.

Manufacturing and Distribution

The Company does not own any manufacturing facilities; all of its products are manufactured in accordance with its design specifications and production schedules through arrangements with independent manufacturers. The Company believes that outsourcing its manufacturing maximizes its flexibility while avoiding significant capital expenditures, work-in-process buildup and the costs of a large workforce. Approximately 95% of its product is manufactured by independent suppliers located primarily in South Korea, Hong Kong, Taiwan, China, Indonesia and elsewhere in the Far East. Less than 5% of the Company's products are manufactured in the United States. No contractual obligations exist between the Company and its manufacturers except on an order-by-order basis. During fiscal 2003, the Company purchased approximately 62% of its finished goods from its ten largest manufacturers, including approximately 13% of its purchases from its largest manufacturer. Contracting with foreign manufacturers enables the Company to take advantage of prevailing lower labor rates and to use a skilled labor force to produce high quality products.

Generally, each manufacturer agrees to produce finished garments on the basis of purchase orders from the Company, specifying the price and quantity of items to be produced and supported by a letter of credit naming the manufacturer as beneficiary to secure payment for the finished garments.

The Company's technical production support staff, located in New York City, coordinates the production of patterns and the production of samples from the patterns by its production staff and by overseas manufacturers. The production staff also coordinates the marking and the grading of the patterns in anticipation of production by overseas manufacturers. The overseas manufacturers produce finished garments in accordance with the production samples and obtain necessary quota allocations and other requisite customs clearances. Branch offices of the Company's subsidiaries in Korea, Taiwan and Hong Kong monitor production at each manufacturing facility to control quality, compliance with the Company's specifications and timely delivery of finished garments, and arrange for the shipment of finished products to the Company's New Jersey distribution center. Approximately 93% of the Company's finished goods are shipped to the Company's New Jersey distribution center for final inspection, assembly into collections, allocation and shipment to customers. A third party distributor ships the remaining finished goods.

The Company believes that the number and geographical diversity of its manufacturing sources minimize the risk of adverse consequences that would result from termination of its relationship with any of its larger manufacturers. The Company also believes that it would have the ability to develop, over a reasonable period of time, adequate alternate manufacturing sources should any of its existing arrangements terminate. However, should any substantial number of such manufacturers become unable or unwilling to continue to produce apparel for the Company or to meet their delivery schedules, or if the Company's present relationships with such manufacturers were otherwise materially adversely affected, there can be no assurance that the Company would find alternate manufacturers of finished goods on satisfactory terms to permit the Company to meet its commitments to its customers on a timely basis. In such event, the Company's operations could be materially disrupted, especially over the short-term. The Company believes that relationships with its major manufacturers are satisfactory.

The Company uses a broad range of fabrics in the production of its clothing, consisting of synthetic fibers (including polyester and acrylic), natural fibers (including cotton and wool), and blends of natural and synthetic fibers. The Company does not have any formal, long-term arrangements with any fabric or other raw material supplier. During fiscal 2003, virtually all of the fabrics used in the Company's products manufactured in the Far East were ordered from the Company's five largest suppliers in the Far East, which are located in Japan, Taiwan, Hong Kong and Korea. The Company selects the fabrics to be purchased for production in accordance with the Company's specifications. To date, the Company has not experienced any significant difficulty in obtaining fabrics or other raw materials and considers its sources of supply to be adequate.

The Company operates under substantial time constraints in producing each of its collections. Orders from the Company's customers generally precede the related shipping period by up to four months. In order to make timely delivery of merchandise which reflects current style trends and tastes, the Company attempts to schedule a substantial portion of its fabric and manufacturing commitments relatively late in a production cycle. However, in order to secure adequate amounts of quality raw materials, especially greige (i.e., "undyed") goods, the Company must make some advance commitments to suppliers of such goods. Many of these early commitments are made subject to changes in colors, assortments and/or delivery dates.

Imports and Import Restrictions

The Company's arrangements with its manufacturers and suppliers are subject to the risks attendant to doing business abroad, including the availability of quota and other requisite customs clearances, the imposition of export duties, political and social instability, currency revaluations, and restrictions on the transfer of funds. Bilateral agreements between exporting countries, including those from which the Company imports substantially all of its products, and the United States' imposition of quotas, limits the amount of certain categories of merchandise, including substantially all categories of merchandise manufactured for the Company, that may be imported into the United States. Furthermore, the majority of such agreements contain "consultation clauses" which allow the United States to impose at any time restraints on the importation of categories of merchandise which, under the terms of the agreements, are not subject to specified limits. The bilateral agreements through which quotas are imposed have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Arrangement ("MFA") which has been in effect since 1974. The United States has concluded international negotiations known as the "Uruguay Round" in which a variety of trade matters were reviewed and modified. Quotas established under the MFA will be phased out as of December 2004, after which the textile and clothing trade will be fully integrated into the General Agreement on Trade and Tariffs ("GATT") and will be subject to the same disciplines as other sections. The GATT agreement provides for expanded trade, improved market access, lower tariffs and improved safeguard mechanisms.

The United States and the countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust presently prevailing quotas, duty or tariff levels, with the result that the Company's operations and its ability to continue to import products at current or increased levels could be adversely affected. The Company cannot predict the likelihood or frequency of any such events occurring. The Company monitors duty, tariff and quota-related developments, and seeks continually to minimize its potential exposure to quota-related risks through, among other measures, geographical diversification of its manufacturing sources, allocation of production of merchandise categories where more quota is available and shifts of production among countries and manufacturers. The expansion in the past few years of the Company's varied manufacturing sources and the variety of countries in which it has potential manufacturing arrangements, although not the result of specific import restrictions, have had the result of reducing the potential adverse effect of any increase in such restrictions. In addition, substantially all of the Company's products are subject to United States customs duties. Due to the large portion of the Company's products, which are produced abroad, any substantial disruption of its foreign suppliers could have a material adverse effect on the Company's operations and financial condition. In September 2001, the Company completed a United States Customs Duty Audit covering a prior five year period and recorded a $0.4 million charge in the fiscal year ended June 30, 2001 for costs associated with the audit.

Backlog

As of August 27, 2003 and 2002, the Company's order book reflected unfilled customer orders for approximately $59.2 million and $56.5 million of merchandise, respectively. Order book data at any date are materially affected by the timing of the initial showing of collections to the trade, as well as by the timing of recording of orders and of shipments. The order book represents customer orders prior to discounts. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Trademarks

CHAUS, CHAUS & CO., CHAUS SPORT, CHAUS WOMAN, MS. CHAUS, JOSEPHINE, and JOSEPHINE CHAUS, are registered trademarks of the Company for use on ladies' garments. The Company considers its trademarks to be strong and highly recognized, and to have significant value in the marketing of its products.

The Company has also registered its CHAUS, CHAUS SPORT, CHAUS WOMAN, JOSEPHINE CHAUS and JOSEPHINE trademarks for women's apparel in certain foreign countries. JOSEPHINE CHAUS for clothing, accessories and cosmetics is a registered trademark in the European Economic Community.

Competition

The women's apparel industry is highly competitive, both within the United States and abroad. The Company competes with many apparel companies, some of which are larger, and have better established brand names and greater resources than the Company. In some cases the Company also competes with private-label brands of its department store customers.

The Company believes that an ability to effectively anticipate, gauge and respond to changing consumer demand and taste relatively far in advance, as well as an ability to operate within substantial production and delivery constraints (including obtaining necessary quota allocations), is necessary to compete successfully in the women's apparel industry. Consumer and customer acceptance and support, which depend primarily upon styling, pricing, quality (both in material and production), and product identity, are also important aspects of competition in this industry. The Company believes that its success will depend upon its ability to remain competitive in these areas.

Furthermore, the Company's traditional department store customers, which account for a substantial portion of the Company's business, encounter intense competition from off-price and discount retailers, mass merchandisers and specialty stores. The Company believes that its ability to increase its present levels of sales will depend on such customers' ability to maintain their competitive position and the Company's ability to increase its market share of sales to department stores.

Employees

At June 30, 2003, the Company employed 260 employees as compared with 242 employees at June 30, 2002. This total includes 60 in managerial and administrative positions, approximately 57 in design, production and production administration, 16 in marketing, merchandising and sales and 70 in distribution. Of the Company's total employees, 57 were located in the Far East. The Company is a party to a collective bargaining agreement with the Amalgamated Workers Union, Local 88, covering 73 full-time employees. This agreement expired August 31, 2003 and the Company is negotiating a new collective bargaining agreement with its union. Although the Company can give no assurance, it expects to be able to negotiate a favorable collective bargaining agreement with its union.

The Company considers its relations with its employees to be satisfactory and has not experienced any business interruptions as a result of labor disagreements with its employees.

Executive Officers

The executive officers of the Company are:

NAME	AGE	POSITION
Josephine Chaus	52	Chairwoman of the Board and Chief Executive Officer
Nicholas DiPaolo	62	Vice Chairman of the Board and Chief Operating Officer
Greg Mongno	41	President of the Company
Barton Heminover	49	Chief Financial Officer

Executive officers serve at the discretion of the Board of Directors.

Josephine Chaus has been an employee of the Company in various capacities since its inception. She has been a director of the Company since 1977, President from 1980 through February 1993, Chief Executive Officer from July 1991 through September 1994 and again since December 1998, Chairwoman of the Board since 1991 and member of the Office of the Chairman since September 1994.

Nicholas DiPaolo was appointed Vice Chairman of the Board and Chief Operating Officer in November 2000 and has been a director of the Company since February 1999. Prior to joining the Company, Mr. DiPaolo served as a consultant to the apparel industry and as a private investor. From 1991 through May 1997, Mr. DiPaolo served as Chairman, President and Chief Executive Officer of Salant Corporation, a diversified apparel company which he joined in 1988 as President and Chief Operating Officer. Prior to 1988, he held executive positions with a number of apparel and related companies, including Manhattan Industries, a menswear company, and The Villager, a women's sportswear company. Mr. DiPaolo currently serves as a director of JPS Industries Inc., a publicly traded manufacturer of specialty extruded and woven materials, and Foot Locker, Inc., a publicly traded athletic footwear and apparel retailer.

Greg Mongno was appointed President of the Company in August 2001 and served as Senior Vice President of Sales and Marketing from January 2000 through August of 2001. He was Vice President/General Manager of Liz Casual at Liz Claiborne, Inc. from 1996 to January 2000.

Barton Heminover was appointed Chief Financial Officer in August 2002 and served as Vice President of Finance from January 2000 through August 2002 and as Vice President – Corporate Controller from July 1996 to January 2000. From January 1983 to July 1996 he was employed by Petrie Retail, Inc. (formerly Petrie Stores Corporation), a woman's retail apparel chain, serving as Vice President/Treasurer from 1986 to 1994 and as Vice President/Financial Controller from 1994 to 1996.

Forward Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including, but not limited to, the overall level of consumer spending on apparel; the financial strength of the retail industry, generally and the Company's customers in particular; changes in trends in the market segments in which the Company competes and the Company's ability to gauge and respond to changing consumer demands and fashion trends; the level of demand for the Company's products; the Company's dependence on its major department store customers; the highly competitive nature of the fashion industry; the Company's ability to satisfy its cash flow needs by meeting its business plan and satisfying the financial covenants in its credit facility; and changes in economic or political conditions in the markets where the Company sells or sources its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including this Annual Report on Form 10-K. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 2. ***Properties.***

The Company's principal executive office is located at 530 Seventh Avenue in New York City where the Company leases approximately 28,000 square feet. This lease expires in May 2009. This facility also houses the Company's showrooms and its sales, design, production and merchandising staffs. Net base rental expense for the executive offices aggregated approximately $0.9 million in each of fiscal 2003, fiscal 2002 and fiscal 2001.

The Company's technical production support facility (including its sample and patternmakers) is located at 519 Eighth Avenue in New York City where the Company leases approximately 15,000 square feet. This lease expires in August 2009. Net base rental expense for the technical production support facilities aggregated approximately $0.3 million in each of fiscal 2003, fiscal 2002, and fiscal 2001.

The Company's distribution center is located in Secaucus, New Jersey where the Company leases approximately 276,000 square feet. This facility also houses the Company's administrative and finance personnel, its computer operations, and its one retail outlet store. This space is occupied under a lease expiring June 30, 2004. Base rental expense for the Secaucus facility aggregated approximately $1.2 million in each of fiscal 2003, fiscal 2002, and fiscal 2001.

Office locations are also leased in Hong Kong, Korea and Taiwan, with annual aggregate rental expense of approximately $0.1 million for each of fiscal 2003, fiscal 2002, and fiscal 2001.

Item 3. ***Legal Proceedings.***

The Company is involved in legal proceedings from time to time arising out of the ordinary conduct of its business. The Company believes that the outcome of these proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders.***
None.

PART II

Item 5. ***Market for the Registrant's Equity and Related Stockholder Matters.***

The Company's common stock, par value $0.01 per share (the "Common Stock"), is currently traded in the over the counter market and quotations are available on the Over the Counter Bulletin Board (OTC BB: CHBD).

The following table sets forth for each of the Company's fiscal periods indicated the high and low bid prices for the Common Stock as reported on the OTC BB. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

		High	Low
Fiscal 2002			
	First Quarter	$0.50	$0.26
	Second Quarter	0.50	0.31
	Third Quarter	0.47	0.35
	Fourth Quarter	0.55	0.35
Fiscal 2003			
	First Quarter	$0.77	$0.45
	Second Quarter	0.85	0.52

Third Quarter	0.92	0.55
Fourth Quarter	0.93	0.77

Fiscal 2004

July 01- August 29, 2003	$1.65	$0.92

As of August 26, 2003, the Company had approximately 444 stockholders of record.

The Company has not declared or paid cash dividends or made other distributions on the Common Stock since prior to its 1986 initial public offering. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not expect to declare or pay any dividends in the foreseeable future. In addition, the Company's Financing Agreement prohibits the Company from declaring dividends or making other distributions on its capital stock, without the consent of the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources."

Item 6. ***Selected Financial Data.***

The following financial information is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of the Company and the notes thereto, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein.

Statement of Operations Data:

	Fiscal Year Ended June 30, (In thousands, except per share amounts)				
	2003	**2002**	**2001**	**2000**	**1999**
Net sales	$ 140,225	$ 145,769	$ 149,499	$ 181,538	$ 187,875
Cost of goods sold	104,398	116,951	122,324	142,909	137,958
Gross profit	35,827	28,818	27,175	38,629	49,917
Selling, general and administrative expenses	29,634	30,130	32,666	36,075	36,512
Other income	-	(193)	-	-	-
Interest expense, net	1,091	2,049	2,121	2,358	2,360
Income (loss) before income tax provision (benefit)	5,102	(3,168)	(7,612)	196	11,045
Income tax provision (benefit)	425	(944)	11	4	200
Net income (loss)	$ 4,677	$ (2,224)	$ (7,623)	$ 192	$ 10,845
Basic earnings (loss) per share (1)	$ 0.17	$ (0.08)	$ (0.28)	$ 0.01	$ 0.40
Diluted earnings (loss) per share (2)	$ 0.16	$ (0.08)	$ (0.28)	$ 0.01	$ 0.40
Weighted average number of common shares outstanding – basic	27,384	27,216	27,216	27,174	27,116
Weighted average number of common and common equivalent shares outstanding – diluted	29,912	27,216	27,216	27,183	27,191

Balance Sheet Data

	As of June 30,				
	2003	**2002**	**2001**	**2000**	**1999**
Working capital	$ 15,653	$ 12,404	$ 15,185	$ 23,891	$ 29,330
Total assets	39,847	35,691	44,795	49,045	53,484
Short-term debt, including current portion of long-term debt	1,500	4,716	6,024	1,000	1,000
Long-term debt	7,875	9,375	10,500	11,500	12,500
Stockholders' equity	13,109	8,213	10,679	18,302	17,860

(1) Computed by dividing the applicable net income by the weighted average number of shares of Common Stock outstanding during the year.

(2) Computed by dividing the applicable net income by the weighted average number of common shares outstanding and common stock equivalents outstanding during the year.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Results of Operations

The following table sets forth, for the years indicated, certain items expressed as a percentage of net sales.

	Fiscal Year Ended June 30,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Gross profit	25.5	19.8	18.2
Selling, general and administrative expenses	21.1	20.7	21.9
Interest expense	0.8	1.4	1.4
Net income (loss)	3.3	(1.5)	(5.1)

Fiscal 2003 Compared to Fiscal 2002

Net sales for fiscal 2003 decreased 3.8% or $5.6 million to $140.2 million as compared to $145.8 million for fiscal 2002. The decrease in net sales was primarily due to lower net sales for the Chaus product lines partially offset by private label merchandise sales resulting from S.L. Danielle product lines acquired in December 2002.

Gross profit for fiscal 2003 increased $7.0 million to $35.8 million as compared to $28.8 million for fiscal 2002. As a percentage of sales, gross profit increased to 25.5% for fiscal 2003 from 19.8% for fiscal 2002. The increase in gross profit dollars and gross profit percentage was primarily due to an increase in the overall markup, lower sales discounts and better inventory management for the Chaus product lines. S.L. Danielle sales also contributed to the increase in gross profit dollars.

Selling, general and administrative ("SG&A") expenses decreased by $0.5 million for fiscal 2003 as compared to fiscal 2002. As a percentage of net sales, SG&A expenses increased to 21.1% in fiscal 2003 as compared to 20.7% in fiscal 2002. The decrease in SG&A expenses was primarily due to decreases in payroll and payroll related expenses ($1.0 million), marketing and advertising expenses ($0.4 million), provision for bad debts ($0.3 million) and professional fees ($0.2 million) associated with the Company's Chaus product lines. These decreases were partially offset by increases in overhead of approximately$1.5 million related to the Company's addition of the S.L. Danielle product lines in December of 2002. The increase in SG&A expense as a percentage of net sales was due to a decrease in sales volume, which reduced the Company's leverage on SG&A expenses.

Interest expense decreased by $1.0 million for fiscal 2003 as compared to fiscal 2002. The decrease was due to lower revolving credit borrowings and interest rates.

The provision for income taxes for fiscal 2003 reflects a provision for certain federal, state and local taxes. For fiscal 2003, the Company's income tax provision includes federal alternative minimum taxes (AMT) that are not offset by the Company's net operating loss (NOL) carryforward from prior years. New Jersey enacted new tax legislation temporarily suspending the use of net operating loss (NOL) carryforwards against income. Accordingly, for fiscal 2003, the Company has made provisions for additional state income taxes. See discussion below under Critical Accounting Policies and Estimates regarding income taxes and the Company's federal net operating loss carryforward.

Fiscal 2002 Compared to Fiscal 2001

Net sales for fiscal 2002 decreased 2.5% or $3.7 million to $145.8 million as compared to $149.5 million for fiscal 2001. The decrease in net sales was primarily due to the decrease in sales of merchandise under the Josephine Chaus label partially offset by the sales to JC Penney under the Chaus & Co label introduced in June 2001 and the private label merchandise introduced in January 2002. Net sales and gross margins were particularly impacted by the adverse retail conditions existing following the events of September 11th.

Gross profit for fiscal 2002 increased $1.6 million to $28.8 million as compared to $27.2 million for fiscal 2001. As a percentage of sales, gross profit increased to 19.8% for fiscal 2002 from 18.2% for fiscal 2001. The increase in gross profit dollars and gross profit percentage was primarily the result of an increase in the initial markup.

Selling, general and administrative ("SG&A") expenses decreased by $2.5 million for fiscal 2002 as compared to fiscal 2001. As a percentage of net sales, SG&A expenses were approximately 20.7% in fiscal 2002 as compared to 21.9% in fiscal 2001. The reduction in SG&A expenses resulted from cost savings initiatives commenced during the second quarter of fiscal 2002. The decrease was primarily attributable to a reduction in payroll and payroll related costs ($1.2 million), marketing and advertising expenses ($.7 million) and sample expenses ($.5 million).

Other income of $0.2 million in fiscal 2002 is comprised of a gain on the sale of equity securities.

Interest expense decreased by $0.1 million for fiscal 2002 as compared to fiscal 2001. The decrease was due to lower interest rates partially offset by higher bank borrowings.

Income tax benefit of $0.9 million in fiscal 2002 includes a benefit of $0.2 million for refund claims due to tax law changes and a benefit of $0.7 million related to the elimination of tax liabilities that are no longer required, offset by a provision for state and local taxes of $30,000. The income tax provision in fiscal 2001 of $11,000 relates to state and local taxes.

Financial Condition, Liquidity and Capital Resources

General

Net cash provided by operating activities was $12.2 million for fiscal 2003 as compared to net cash provided by operating activities of $3.2 million for fiscal 2002, and net cash used in operating activities of $6.6 million for fiscal 2001. Net cash provided by operating activities for fiscal 2003 resulted primarily from net income ($4.7 million), an increase in accounts payable ($3.0 million), a decrease in accounts receivable ($1.8 million).

Net cash provided by operating activities for fiscal 2002 resulted primarily from a decrease in inventory ($5.5 million), and accounts receivable ($3.0 million), partially offset by a decrease in accounts payable ($3.8 million) and the net loss of $2.2 million in fiscal 2002.

Cash used in investing activities was $5.0 million in fiscal 2003 compared to $0.8 million in fiscal 2002. The investing activities in fiscal 2003 consisted of $4.7 million for the acquisition of the S.L. Danielle product lines and $0.3 million for the purchase of fixed assets. In fiscal 2002 and fiscal 2001 purchases of fixed assets were $0.4 million and $0.9 million, respectively and consisted primarily of purchases of computer hardware and software systems. The Company also incurred capital expenditures for in-store shops of $0.4 million and $0.8 million in fiscal 2002 and fiscal 2001, respectively. In fiscal 2004, the Company anticipates capital expenditures of approximately $0.5 million consisting primarily of Management Information System upgrades.

Cash used in financing activities for fiscal 2003 resulted from net repayments of $3.6 million for short-term bank borrowings and principal payments of $1.1 million on the term loan. Cash used in financing activities for fiscal 2002 resulted from net repayments of $1.4 million for short-term bank borrowings and principal payments of $1.0 million on the term loan. Cash provided by financing activities for fiscal 2001 resulted from net proceeds from short-term bank borrowings of $5.0 million offset by principal payments on the term loan of $1.0 million. In addition, the Company borrowed approximately $4.6 million to acquire SL Danielle in November 2002. As of June 30, 2003, the Company has repaid these borrowings.

Contractual Obligations and Commercial Commitments

The following table summarizes as of June 30, 2003, the Company's contractual obligations and commercial commitments by future period:

	Payments due by (in thousands)			
Contractual obligations (in thousands)	Less than 1 year	2-3 years	4-5 years	After 5 years
Operational leases	$ 2,609	$ 2,499	$ 2,264	$ 1,101
Inventory Purchase commitments Letters of Credits	11,600	-	-	-
Inventory Purchase commitments	11,649	-	-	-
Short-term borrowings	1,500	-	-	-
Long-term borrowings	-	7,875	-	-
Total contractual obligations and commercial commitments	$ 27,358	$ 10,374	$ 2,264	$ 1,101

Financing Agreement

On September 27, 2002, the Company and certain of its subsidiaries entered into a new three-year financing agreement (the "Financing Agreement") with The CIT Group/Commercial Services, Inc. ("CIT"), to replace the former Financing Agreement discussed below. The Financing Agreement provides the Company with a $50.5 million facility comprised of (i) a $40 million revolving line of credit (the "Revolving Facility") with a $25 million sublimit for letters of credit, a $3 million seasonal overadvance and certain other overadvances at the discretion of CIT, and (ii) a $10.5 million term loan (the "Term Loan").

At the option of the Company, the Revolving Facility and the Term Loan each may bear interest either at the JPMorgan Chase Bank Rate ("Prime Rate") or the London Interbank Offered Rate ("LIBOR"). If the Company chooses the JPMorgan Chase Bank Rate, the interest (i) on the Revolving Facility accrues at a rate of ½ of 1% above the Prime Rate for fiscal 2003 and until the first day of the month following delivery of the Company's consolidated financial statements for fiscal 2003 (the "2003 financials") to the Lender (the "Adjustment Date") and thereafter at a rate ranging from the Prime Rate to ¾ of 1% above the Prime Rate and (ii) on the Term Loan accrues at a rate of 1% above the Prime Rate for fiscal 2003 and until the Adjustment Date and thereafter at a rate ranging from ½ of 1% above the Prime Rate to 1¼ % above the Prime Rate. If the Company chooses LIBOR, the interest (i) on the Revolving Facility accrues at a rate of 3¼% above LIBOR for fiscal 2003 and until the Adjustment Date and thereafter at a rate ranging from 2¾% above LIBOR to 3½% above LIBOR and (ii) on the Term Loan accrues at a rate of 3¾% above LIBOR for fiscal 2003 and until the Adjustment Date and thereafter at a rate ranging from 3¼% above LIBOR to 4% above LIBOR. All adjustments to interest rates will be determined upon delivery of the Company's 2003 financials to the Lender, based upon the availability under the Revolving Facility and certain fixed charge coverage ratios and leverage ratios. The interest rate as of June 30, 2003 on the Revolving Facility was 4.5% and on the Term Loan was 5.0%.

On September 27, 2002, the Company borrowed $18.3 million under the Revolving Facility and $10.5 million under the Term Loan. These borrowings were used to pay off the balances under the Former Financing Agreement of $18.3 million and the Former Term Loan of $10.5 million and for working capital purposes. Commencing October 1, 2002, amortization payments in the amount of $375,000 are payable quarterly in arrears in connection with the Term Loan. A balloon payment of $6.0 million is due on September 27, 2005 under the Term Loan. The Company's obligations under the Financing Agreement are secured by a first priority lien on substantially all of the Company's assets, including the Company's accounts receivable, inventory, intangibles, equipment, and trademarks and a pledge of the Company's stock in its subsidiaries.

The Financing Agreement contains numerous financial and operational covenants, including limitations on additional indebtedness, liens, dividends, stock repurchases and capital expenditures. In addition, the Company is required to maintain (i) specified levels of tangible net worth, (ii) certain fixed charge coverage ratios, (iii) certain leverage ratios, and (iv) specified levels of minimum borrowing availability under the Revolving Facility. At June 30, 2003, the Company was in compliance with all of its covenants. In the event of the early termination by the Company of the Financing Agreement, the Company will be liable for termination fees of (i) (a) $500,000 plus (b) any unpaid portion of the $500,000 in minimum factoring commission fees otherwise due in the first year of the term, if termination occurs within twelve months of the closing date; or (ii) (a) $350,000 if termination occurs between the thirteenth and the twenty-fourth month from the closing date plus, (b) any unpaid portion of the $250,000 minimum factoring commission fees otherwise due for the first half of the second year of the term , if termination occurs between the thirteenth and eighteenth month from the closing date; or (iii) $150,000 if termination occurs after the twenty-fourth month from the closing date. The Company may prepay at any time, in whole or in part, the Term Loan without penalty. The Financing Agreement expires on September 27, 2005. A fee of $125,000 was paid in connection with the new Financing Agreement.

On September 27, 2002 the Company also entered into a factoring agreement with CIT. The factoring agreement provides for a factoring commission equal to 4/10 of 1% of the gross face amount of all accounts factored by CIT, plus certain customary charges. The minimum factoring commission fee per year is $500,000. The Factoring Agreement will be terminated after eighteen months provided that there is no event of default under the factoring agreement at such time. In such event, the Company shall pay to CIT a collateral management fee equal to $5,000 a month. Under the agreement, CIT may also require the Company to utilize CIT to continue to perform certain bookkeeping, collection and management services and the Company shall pay CIT an additional fee equal to ¼ of 1% of the gross face amount of all accounts, with a minimum aggregate commission of $300,000 per annum and a minimum of $1.50 per invoice.

On November 27, 2002, the Company and CIT agreed to an amendment to the original Financing Agreement in order to facilitate the S.L. Danielle acquisition discussed below. The Company and CIT agreed to add the Company's newly formed wholly-owned subsidiary, S.L. Danielle Acquisition, LLC (the "Additional Borrower"), as a co-borrower under the Financing Agreement and related factoring agreement. Accordingly, the Company and CIT (i) amended the Financing Agreement pursuant to a joinder agreement, which also constitutes Amendment No. 1 to the Financing Agreement (the "Amended Financing Agreement") and (ii) entered into a new factoring agreement with the Additional Borrower, to add the Additional Borrower as a co-borrower. The Company's and the Additional Borrower's obligations under the Amended Financing Agreement are secured by a first priority lien on substantially all of the Company's and the Additional Borrower's assets, including the Company's and the Additional Borrower's accounts receivable, inventory, intangibles, equipment, and trademarks and a pledge of the Company's stock and membership interest in the Company's subsidiaries, including the Additional Borrower.

On June 30, 2003, the Company had $11.6 million of outstanding letters of credit under the Revolving Facility, total availability of approximately $10.7 million under the new Financing Agreement and no revolving credit borrowings. At June 30, 2002, the Company had $9.8 million of outstanding letters of credit, total availability of approximately $3.8 million and borrowings of $3.6 million, in each case, under the Former Revolving Facility.

Until September 27, 2002, the Company had a financing agreement with BNY Financial Corporation, a wholly owned subsidiary of General Motors Acceptance Corp. ("GMAC") (the "Former Financing Agreement"). The Former Financing Agreement consisted of two facilities: (i) the Former Revolving Facility which was a $45.5 million five-year revolving credit line (subject to an asset based borrowing formula) with a $34.0 million sublimit for letters of credit, and (ii) the Former Term Loan which was a $14.5 million term loan facility. Each facility had been amended to extend the maturity date until April 1, 2003.

Interest on the Former Revolving Facility accrued at the greater of (i) 6% or (ii) ½ of 1% above the Prime Rate (6.0% at June 30, 2002) and was payable on a monthly basis, in arrears. Interest on the Former Term Loan accrued at an interest rate equal to the greater of (i) 6.0% or (ii) a rate ranging from ½ of 1% above the Prime Rate to 1½% above the Prime Rate, which interest rate was determined, from time to time, based upon the Company's availability under the Revolving Facility. The interest rate on the Former Term Loan was 6.0% at June 30, 2002.

Future Financing Requirements

At June 30, 2003, the Company had working capital of $15.7 million as compared with working capital of $12.4 million at June 30, 2002. The Company's business plan requires the availability of sufficient cash flow and borrowing capacity to finance its product lines. The Company expects to satisfy such requirements through cash flow from operations and borrowings under its financing agreements. The Company believes that it has adequate resources to meet its needs for the foreseeable future assuming that it meets its business plan and satisfies the covenants set forth in the new Financing Agreement.

The foregoing discussion contains forward-looking statements which are based upon current expectations and involve a number of uncertainties, including the Company's ability to maintain its borrowing capabilities under the Financing Agreement, retail market conditions, and consumer acceptance of the Company's products.

S.L. Danielle Acquisition

On November 27, 2002, S.L. Danielle Acquisition, LLC ("S.L. Danielle"), a newly formed subsidiary of the Company, acquired certain assets of S.L. Danielle Inc. The results of S.L. Danielle's operations have been included in the consolidated financial statements since that date. S.L. Danielle designs, arranges for the manufacture of, markets and sells a women's apparel line, principally under private labels. As a result of the acquisition, the Company expects to increase its sales volume through the sale of S.L. Danielle products assuming it can maintain existing customers for such lines and/or obtain new customer relationships for such products.

The aggregate purchase price was approximately $5.1 million, including cash of $4.4 million, 100,000 shares of Common Stock valued at $84,000 and stock options to purchase 500,000 shares of Common Stock valued at $384,000 and transaction costs of approximately $250,000. The acquisition was funded by CIT through revolving credit borrowings of $4.6 million. The value of the 100,000 shares of Common Stock was determined based on the average market price of the Common Stock over the 3-day period before and after the date of the acquisition. The 500,000 stock options were granted at the fair market value on the date of the acquisition and were valued using the Black-Scholes option price model.

Stock Based Compensation

The Company has a Stock Option Plan (the "Option Plan"). Pursuant to the Option Plan, the Company may grant to eligible individuals incentive stock options, as defined in the Internal Revenue Code of 1986, and non-incentive stock options. Under the Option Plan, 6,750,000 shares of Common Stock are reserved for issuance. The maximum number of shares that any one eligible individual may be granted in respect of options may not exceed 4,000,000 shares of Common Stock. No stock options may be granted subsequent to October 29, 2007. The exercise price may not be less than 100% of the fair market value on the date of grant for incentive stock options.

On January 10, 2001, the Company entered into an employment agreement (the "Agreement") with Nicholas DiPaolo, who has been serving as the Company's Vice Chairman and Chief Operating Officer since November 1, 2000, the effective date of the Agreement. The Agreement has a term of 37 months from the effective date. Under the Agreement on November 1, 2000, Mr. DiPaolo was granted 300,000 fully vested options to purchase Common Stock at the fair market value on the date of grant (the "Sign-On Options"). Under the Agreement on January 10, 2001, Mr. DiPaolo was granted 3,000,000 options to purchase Common Stock of the Company at the fair market value on the date of the grant (the "Put Options"). The exercise price of the Put Options is $0.375. The Put Options vest in three equal installments upon each of the first two anniversaries of the Agreement's effective date and on November 1, 2003, respectively. In the event that the Company achieved a cumulative EBITDA target determined by the Company's Board of Directors for the three year period ended June 30, 2003, Mr. DiPaolo would have been entitled to require the Company to purchase his Put Options, for a purchase price equal to $1,125,000, i.e. the aggregate exercise price of the Put Options. The Company did not meet the cumulative EBITDA target, therefore the Company is not required to purchase the Put Options. In the event there is a "Change of Control" of the Company or his employment is terminated without "Cause" (as such terms are defined in the Agreement), Mr. DiPaolo shall also have the right to require the Company to purchase his vested Put Options at a purchase price equal to the aggregate exercise price of the vested Put Options.

Off–Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except for letters of credit under the Financing Agreement. See "-Financing Agreement".

Inflation

The Company does not believe that the relatively moderate rates of inflation which recently have been experienced in the United States, where it competes, have had a significant effect on its net sales or profitability.

Seasonality of Business and Fashion Risk

The Company's principal products are organized into seasonal lines for resale at the retail level during the Spring, Summer, Fall and Holiday Seasons. Typically, the Company's products are designed as much as one year in advance and manufactured approximately one season in advance of the related retail selling season. Accordingly, the success of the Company's products is often dependent on the ability to successfully anticipate the needs of retail customers and the tastes of the ultimate consumer up to a year prior to the relevant selling season.

Historically, the Company's sales and operating results fluctuate by quarter, with the greatest sales occurring in the Company's first and third fiscal quarters. It is in these quarters that the Company's Fall and Spring product lines, which traditionally have had the highest volume of net sales, are shipped to customers, with revenues recognized at the time of shipment. As a result, the Company experiences significant variability in its quarterly results and working capital requirements. Moreover, delays in shipping can cause revenues to be recognized in a later quarter, resulting in further variability in such quarterly results.

Foreign Operations

The Company's foreign sourcing operations are subject to various risks of doing business abroad and any substantial disruption of its relationships with its foreign suppliers could adversely affect the Company's operations. Any material increase in duty levels, material decrease in quota levels or material decrease in available quota allocation could adversely affect the Company's operations. Approximately 95% of the products sold by the Company in fiscal 2003 were manufactured in Asia.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are more fully described in Note 2 to the consolidated financial statements. Certain of the Company's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Significant accounting policies include:

Revenue Recognition - The Company recognizes sales upon shipment of products to customers since title and risk of loss passes upon shipment. Provisions for estimated uncollectible accounts, discounts and returns and allowances are provided when sales are recorded based upon historical experience and current trends. While such amounts have been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same rates as in the past.

Accounts Receivable - Accounts Receivable is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the impact of economic conditions. This amount is not significant primarily due to the Company's factoring agreement. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of products as well as allowable customer markdowns and operational charge backs, net of expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in Accounts Receivable. These provisions result form seasonal negotiations as well as historic deduction trends, net expected recoveries and the evaluation of current market conditions. Account Receivable reserves were $1.9 million and $1.4 million at June 30, 2003 and 2002, respectively.

Inventories - Inventory is stated at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving and aged merchandise are provided based on historical experience and current product demand. Inventory reserves were $0.7 million and $0.6 million at June 30, 2003 and 2002, respectively. The increase in inventory reserves was due to a reduction in slow moving and aged merchandise as compared to last year. While markdowns have been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same level of markdowns as in the past.

Valuation of Long-Lived Assets and Goodwill - The Company periodically reviews the carrying value of its long-lived assets for continued appropriateness. This review is based upon projections of anticipated future undiscounted cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect evaluations. The Company evaluates goodwill whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flows. To the extent these future projections or the Company's strategies change, the conclusion regarding impairment may differ from the current estimates.

Income Taxes- The Company's results of operations have generated a federal tax net operating loss ("NOL") carryforward of approximately $100 million as of June 30, 2003. Generally accepted accounting principles require that the Company record a valuation allowance against the deferred tax asset associated with this NOL if it is "more likely than not" that the Company will not be able to utilize it to offset future taxes. Due to the size of the NOL carryforward in relation to the Company's history of unprofitable operations, the Company has not recognized any of this net deferred tax asset. The provision for income taxes primarily relates to state and local taxes. It is possible, however, that the Company could be profitable in the future at levels which cause management to conclude that it is more likely than not that the Company will realize all or a portion of the NOL carryforward. Upon reaching such a conclusion, the Company would record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to its combined federal and state effective rates. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the Company's provision for income taxes to vary from period to period, although its cash tax payments would remain unaffected until the benefit of the NOL is utilized.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets". It changes the accounting for goodwill from an amortization method to an impairment only approach. SFAS 142 is effective for the fiscal year beginning July 1, 2002 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The adoption of this Statement on July 1, 2002 did not have an impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for the fiscal year beginning July 1, 2002. The adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. This Statement is effective for financial statements issued for the fiscal year beginning July 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No.145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have an impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 contained in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The amendment to Statement 123 and the amendment to Opinion 28 contained in SFAS No. 148 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure requirements of SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations. The adoption of FIN 45 did not have an impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN 46 are applicable immediately to all variable interest entities created after January 31, 2003 and variable interest entities in which an enterprise obtains an interest in after that date, and for variable interest entities created before this date, the provisions are effective July 1, 2003. The adoption of FIN 46 did not have an impact on the Company's consolidated financial statements as the Company does not have interests in variable interest entities.

In April 30, 2003, the Financial Accounting Standards Board issued SFAS No. 149, "Amendment of Statement No. 133 on Derivatives Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of this Statement that relate to "Statement No. 133 Implementation Issues" that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with the respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of this standard did not have an impact on the consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS No. 150 applies specifically to a number of financial instruments that issuers have historically presented in their financial statements as equity, or between the liabilities and equity sections of the balance sheet, rather than as liabilities. Generally, SFAS No. 150 is effective for financial instruments issued or modified after May 31, 2003 and is otherwise effective for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Interest Rate Risk- The Company is subject to market risk from exposure to changes in interest rates based primarily on its financing activities. The market risk inherent in the financial instruments represents the potential loss in earnings or cash flows arising from adverse changes in interest rates. These debt obligations with interest rates tied to the prime rate are described in "Liquidity and Capital Resources", as well as Note 6 of the Notes to the Consolidated Financial Statements. The Company manages these exposures through regular operating and financing activities. The Company has not entered into any derivative financial instruments for hedging or other purposes. The following quantitative disclosures are based on the prevailing prime rate. These quantitative disclosures do not represent the maximum possible loss or any expected loss that may occur, since actual results may differ from these estimates.

At June 30, 2003 and 2002, the carrying amounts of the Company's revolving credit borrowings and term loan approximated fair value. As of June 30, 2003, the Company's revolving credit borrowings bore interest at 4.5% and the term loan bore interest at 5.0%. As of June 30, 2003, a hypothetical immediate 10% adverse change in prime interest rates relating to the Company's revolving credit borrowings and term loan would have a $0.1 million unfavorable impact on its earnings and cash flows over a one-year period.

Item 8. ***Financial Statements and Supplementary Data.***

The Company's consolidated financial statements are included herein commencing on page F-1.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Company's Chairwoman and Chief Executive Officer and the Company's Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Each fiscal quarter the Company carries out an evaluation, under the supervision and with the participation of the Company's management, including Company's Chairwoman and Chief Executive Officer along with the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon the foregoing, the Company's Chairwoman and Chief Executive Officer along with the Company's Chief Financial Officer, concluded that, as of June 30, 2003, the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's Exchange Act reports.

During the fiscal quarter ended June 30, 2003, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

Information with respect to the executive officers of the Company is set forth in Part I of this Annual Report on Form 10-K.

Information with respect to the directors of the Company is incorporated by reference to the information to be set forth under the heading "Election of Directors" in the Company's definitive proxy statement relating to its 2003 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A (the "2003 Proxy Statement").

Item 11. ***Executive Compensation.***

Information called for by Item 11 is incorporated by reference to the information to be set forth under the heading "Executive Compensation" in the Company's 2003 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

Information called for by Item 12 is incorporated by reference to the information to be set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2003 Proxy Statement.

Information with respect to securities authorized for issuance under equity compensation plans is incorporated by reference to the information to be set forth under the heading "Compensation Program Components" in the Company's 2003 Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions.***

Information called for by Item 13 is incorporated by reference to the information to be set forth under the headings "Executive Compensation" and "Certain Transactions" in the Company's 2003 Proxy Statement.

Item 14. ***Principal Accounting Fees and Services.***

Information called for by Item 14 is incorporated by reference to the information to be set forth under the headings "Report of the Audit Committee" and "Fees Paid to Independent Auditors" in the Company's 2003 Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K.***

(a) Financial Statements and Financial Statement Schedule: See List of Financial Statements and Financial Statement Schedule on page F-1.

(b) The Company did not file any Forms 8-K during the last quarter of its fiscal year ended June 30, 2003.

(c) Exhibits

3.1 Restated Certificate of Incorporation (the "Restated Certificate") of the Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1, Registration No. 33-5954 (the "1986 Registration Statement")).

3.2 Amendment dated November 18, 1987 to the Restated Certificate (incorporated by reference to Exhibit 3.11 of the Company's Registration Statement on Form S-2, Registration No. 33-63317 (the "1995 Registration Statement")).

3.3 Amendment dated November 15, 1995 to the Restated Certificate (incorporated by reference to Exhibit 3.12 of Amendment No. 1 to the 1995 Registration Statement).

3.4 Amendment dated December 9, 1998 to the Restated Certificate (incorporated by reference to Exhibit 3.13 of the Company's Form 10-K for the year ended June 30, 1998 (the "1998 Form 10-K")).

3.5 By-Laws of the Company, as amended (incorporated by reference to exhibit 3.1 of the Company's Form 10-Q for the quarter ended December 31, 1987).

3.6 Amendment dated September 13, 1994 to the By-Laws (incorporated by reference to Exhibit 10.105 of the Company's Form 10-Q for the quarter ended September 30, 1994).

10.68 Second Restated and Amended Financing Agreement dated as of October 10, 1997, between the Company and BNY Financial Corp. (incorporated by reference to Exhibit 10.79 of the Company's Form 10-K for the year ended June 30, 1997).

10.69 Agreement dated October 10, 1997, between the Company and BNY Financial Corp. issuing 125,000 warrants to purchase Common Stock of the Company (incorporated by reference to Exhibit 10.80 of the Company's Form 10-Q for the quarter ended September 30, 1997).

10.70 Agreement dated October 10, 1997, between the Company and BNY Financial Corp. issuing 375,000 warrants to purchase Common Stock of the Company (incorporated by reference to Exhibit 10.81 of the Company's Form 10-Q for the quarter ended September 30, 1997).

†10.77 1998 Stock Option Plan, as amended by Amendment No.1 thereto including form of related stock option agreement (incorporated by reference to Exhibit A and Exhibit B of the Company's Proxy Statement filed with the Commission on October 17, 2000).

10.78 Amendment No. 1 dated June 3, 1998 to the Second Restated and Amended Financing Agreement (incorporated by reference to Exhibit 10.78 of the 1998 Form 10-K).

†10.80 Letter Agreement between the Company and Stuart S. Levy dated February 23, 1999 (incorporated by reference to Exhibit 10.80 of the Company's Form 10-K for the year ended June 30, 1999 (the "1999 Form 10-K")).

10.81 Collective Bargaining Agreement between the Company and Amalgamated Workers Union, Local 8 effective as of September 24, 1999 (incorporated by reference to Exhibit 10.81 of the 1999 Form 10-K).

10.82 Lease between the Company and Adler Realty Company, dated June 1, 1999 with respect to the Company's executive offices and showroom at 530 Seventh Avenue, New York City (incorporated by reference to Exhibit 10.82 of the 1999 Form 10-K).

10.83 Employment Agreement dated November 5, 1999 between the Company and Ivy Karkut (incorporated by reference to Exhibit 10.82 of the Company's Form 10-Q for the quarter ended December 31, 1999).

10.84 Lease between the Company and Kaufman Eighth Avenue Associates, dated September 11, 1999 with respect to the Company's technical support facilities at 519 Eighth Avenue, New York City (incorporated by reference to Exhibit 10.84 of the Company's Form 10-K for the year ended June 30, 2000 (the "2000 Form 10-K")).

10.85 Amendment dated September 22, 2000 to the Second Restated and Amended Financing Agreement (incorporated by reference to Exhibit 10.85 of the 2000 Form 10-K).

10.86 Resignation and Non-Competition Agreement dated January 4, 2001 between the Company and Ivy Karkut (incorporated by reference to Exhibit 10.86 of the Company's Form 10-Q for the quarter ended December 31, 2000).

10.87 Employment Agreement dated January 10, 2001 between the Company and Nicholas DiPaolo (incorporated by reference to Exhibit 10.87 of the Company's Form 10-Q for the quarter ended December 31, 2000).

10.88 Amendment dated January 19, 2001 to the Second Restated and Amended Financing Agreement (incorporated by reference to Exhibit 10.88 of the Company's Form 10-Q for the quarter ended December 31, 2000).

10.89 Amendment dated April 26, 2001 to the Second Restated and Amended Financing Agreement (incorporated by reference to Exhibit 10.89 of the Company's Form 10-Q for the quarter ended March 31, 2001).

10.90 Lease modification agreement between the Company and Hartz Mountain Industries, Inc., dated August 30, 1999 with respect to the Company's distribution and office facilities in Secaucus, NJ. (incorporated by reference to Exhibit 10.90 of the Company's Form 10-K for the year ended June 30, 2001 (the "2001 Form 10-K")).

10.91 Employment Agreement dated June 1, 2001 between the Company and Gregory Mongno. (incorporated by reference to Exhibit 10.91 of the 2001 Form 10-K).

10.92 Amendment dated June 1, 2001 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.92 of the 2001 Form 10-K).

10.93 Amendment dated August 23, 2001 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.93 of the 2001 Form 10-K).

10.94 Amendment dated August 28, 2001 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.94 of the 2001 Form 10-K).

10.95 Amendment dated December 31, 2001 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.95 of the Company's Form 10-Q for the quarter ended December 31, 2001).

10.96 Amendment dated January 29, 2002 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.96 of the Company's Form 10-Q for the quarter ended December 31, 2001).

10.97 Amendment dated April 30, 2002 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.97 of the Company's Form 10-Q for the quarter ended March 31, 2002).

10.98 Amendment dated July 10, 2002 to the Second Restated and Amended Financing Agreement (incorporated by reference to Exhibit 10.98 of the 2002 Form 10-K).

10.99 Amendment dated September 10, 2002 to the Second Restated and Amended Financing Agreement. (incorporated by reference to Exhibit 10.99 of the 2002 Form 10-K).

10.100 Financing Agreement between the Company and CIT/Commercial Services, Inc., as Agent, dated September 27, 2002. (incorporated by reference to Exhibit 10.100 of the 2002 Form 10-K).

10.101 Factoring Agreement between the Company and CIT/Commercial Services, Inc., dated September 27, 2002. (incorporated by reference to Exhibit 10.101 of the 2002 Form 10-K).

10.102 Joinder and Amendment No. 1 to Financing Agreement by and among the Company, S.L. Danielle and The CIT Group/Commercial Services, Inc., as agent, dated November 27, 2002. (incorporated by reference to Exhibit 10.102 of the Company's Form 10-Q for the quarter ended December 31, 2002).

10.103 Amendment No. 1 to Factoring Agreement between the Company and The CIT Group/Commercial Services, Inc., dated November 27, 2002. (incorporated by reference to Exhibit 10.103 of the Company's Form 10-Q for the quarter ended December 31, 2002).

10.104 Factoring Agreement between S.L. Danielle and The CIT Group/Commercial Services, Inc., dated November 27, 2002. (incorporated by reference to Exhibit 10.104 of the Company's Form 10-Q for the quarter ended December 31, 2002).

10.105 Asset Purchase Agreement between S.L. Danielle and S.L. Danielle, Inc., dated November 27, 2002. (incorporated by reference to Exhibit 10.105 of the Company's Form 10-Q for the quarter ended December 31, 2002).

*21 List of Subsidiaries of the Company.

*23 Consent of Deloitte & Touche LLP.

*31.1 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Josephine Chaus.

*31.2 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Barton Heminover.

*32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Josephine Chaus.

*32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Barton Heminover.

† Management agreement or compensatory plan or arrangement required to be filed as an exhibit.
* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BERNARD CHAUS, INC.

By: /s/ Josephine Chaus
Josephine Chaus
Chairwoman of the Board and
Chief Executive Officer
Date: September 8, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Josephine Chaus Josephine Chaus	Chairwoman of the Board and Chief Executive Officer	September 8, 2003
/s/ Nicholas DiPaolo Nicholas DiPaolo	Vice Chairman of the Board and Chief Operating Officer	September 8, 2003
/s/ Barton Heminover Barton Heminover	Chief Financial Officer	September 8, 2003
/s/ Philip G. Barach Philip G. Barach	Director	September 8, 2003
/s/ S. Lee Kling S. Lee Kling	Director	September 8, 2003
/s/ Harvey M. Krueger Harvey M. Krueger	Director	September 8, 2003

[THIS PAGE INTENTIONALLY LEFT BLANK.]

BERNARD CHAUS, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of Bernard Chaus, Inc. and subsidiaries are included in Item 8:

The following consolidated financial statement schedule of Bernard Chaus, Inc. and subsidiaries is included in Item 15:

The other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Bernard Chaus, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Bernard Chaus, Inc. and subsidiaries as of June 30, 2003 and June 30, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. Our audits also included the financial statement schedule listed in the Index at item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bernard Chaus, Inc. and subsidiaries at June 30, 2003 and June 30, 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Parsippany, New Jersey
August 26, 2003

BERNARD CHAUS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except number of shares and per share amounts)

Assets	June 30, 2003	June 30, 2002
Current Assets		
Cash and cash equivalents	$ 2,650	$ 150
Accounts receivable - net	19,996	20,586
Inventories - net	10,696	8,050
Prepaid expenses and other current assets	719	1,331
Total current assets	34,061	30,117
Fixed assets – net	3,792	4,465
Other assets – net	599	1,109
Goodwill	1,395	-
Total assets	$ 39,847	$ 35,691
Liabilities and Stockholders' Equity		
Current Liabilities		
Revolving credit borrowings	$ -	$ 3,591
Accounts payable	12,747	9,749
Accrued expenses	4,161	3,248
Term loan – current	1,500	1,125
Total current liabilities	18,408	17,713
Deferred rent	455	390
Term loan	7,875	9,375
Total liabilities	26,738	27,478
Stockholders' Equity		
Preferred stock, $.01 par value, authorized shares – 1,000,000; outstanding shares – none	-	-
Common stock, $.01 par value, authorized shares – 50,000,000; issued shares – 27,384,277 at June 30, 2003 and 27,278,177 at June 30,2002.	274	273
Additional paid-in capital	125,943	125,473
Deficit	(111,134)	(115,811)
Accumulated other comprehensive loss	(494)	(242)
Less: Treasury stock at cost – 62,270 shares at June 30, 2003 and 2002	(1,480)	(1,480)
Total stockholders' equity	13,109	8,213
Total liabilities and stockholders' equity	$ 39,847	$ 35,691

See accompanying notes to consolidated financial statements.

BERNARD CHAUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except number of shares and per share amounts)

	Fiscal Year Ended June 30,		
	2003	2002	2001
Net sales	$ 140,225	$ 145,769	$ 149,499
Cost of goods sold	104,398	116,951	122,324
Gross profit	35,827	28,818	27,175
Selling, general and administrative expenses	29,634	30,130	32,666
Income (loss) from operations	6,193	(1,312)	(5,491)
Other income	-	(193)	-
Interest expense, net	1,091	2,049	2,121
Income (loss) before income tax provision (benefit)	5,102	(3,168)	(7,612)
Income tax provision (benefit)	425	(944)	11
Net income (loss)	$ 4,677	$ (2,224)	$ (7,623)
Basic earnings (loss) per share - basic	$ 0.17	$ (0.08)	$ (0.28)
Basic earnings (loss) per share - diluted	$ 0.16	$ (0.08)	$ (0.28)
Weighted average number of common shares outstanding – basic	27,384,000	27,216,000	27,216,000
Weighted average number of common and common equivalent shares outstanding - diluted	29,912,000	27,216,000	27,216,000

See accompanying notes to consolidated financial statements.

BERNARD CHAUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except number of shares)

	Common Stock				Treasury Stock			
	Number of Shares	Amount	Additional Paid-in Capital	(Deficit)	Number of Shares	Amount	Accumulated Other Comprehensive Loss	Total
Balance at July 01, 2000	27,278,177	$ 273	$ 125,473	$ (105,964)	62,270	$ (1,480)	$ -	$18,302
Net loss	-	-	-	(7,623)	-	-	-	(7,623)
Balance at June 30, 2001	27,278,177	273	125,473	(113,587)	62,270	(1,480)	-	10,679
Minimum pension liability adjustment	-	-	-	-	-	-	(242)	(242)
Net loss	-	-	-	(2,224)	-	-	-	(2,224)
Comprehensive loss								(2,466)
Balance at June 30, 2002	27,278,177	273	125,473	(115,811)	62,270	(1,480)	(242)	8,213
Issuance of common stock upon exercise of stock options	6,100	-	3	-	-	-	-	3
Common stock and stock options issued for acquisition	100,000	1	467	-	-	-	-	468
Minimum pension liability adjustment	-	-	-	-	-	-	(252)	(252)
Net income	-	-	-	4,677	-	-	-	4,677
Comprehensive income								4,425
Balance at June 30, 2003	27,384,277	$ 274	$125,943	$ (111,134)	62,270	$ (1,480)	$ (494)	$ 13,109

See accompanying notes to consolidated financial statements.

BERNARD CHAUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30,		
	2003	2002	2001
Operating Activities			
Net income (loss)	$ 4,677	$ (2,224)	$ (7,623)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,580	1,608	1,324
Loss on disposal of other assets	244	-	-
Provision for losses on accounts receivable	260	75	75
Changes in operating assets and liabilities:			
Accounts receivable	1,748	3,027	(201)
Inventories	(455)	5,532	1,139
Prepaid expenses and other current assets	405	(360)	(671)
Accounts payable	2,998	(3,767)	1,022
Accrued expenses and deferred rent	726	(680)	(1,673)
Net Cash Provided By (Used In) Operating Activities	12,183	3,211	(6,608)
Investing Activities			
Acquisition of business	(4,662)	-	-
Purchases of fixed assets	(308)	(392)	(889)
Purchases of other assets	-	(419)	(790)
Net Cash Used In Investing Activities	(4,970)	(811)	(1,679)
Financing Activities			
Net repayments of short-term bank borrowings	(3,591)	(1,433)	-
Net proceeds from short-term bank borrowings	-	-	5,024
Principal payments on term loan	(1,125)	(1,000)	(1,000)
Net proceeds from issuance of stock	3	-	-
Net Cash (Used In) Provided By Financing Activities	(4,713)	(2,433)	4,024
Increase (decrease) in Cash and Cash Equivalents	2,500	(33)	(4,263)
Cash, Beginning of Year	150	183	4,446
Cash, End of Year	$ 2,650	$ 150	$ 183
Cash paid for:			
Taxes	$ 313	$ 23	$ 18
Interest	$ 964	$ 1,767	$ 1,989

See accompanying notes to consolidated financial statements.

BERNARD CHAUS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

1. Business

Bernard Chaus, Inc. (the "Company" or "Chaus") designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear principally under the JOSEPHINE CHAUS® COLLECTION, and JOSEPHINE CHAUS® SPORT trademarks and under private label brand names. The Company's products are sold nationwide through department store chains, specialty retailers and other retail outlets. The Company has positioned its JOSEPHINE CHAUS product line into the opening price points of the "better" category . In December 2002, the Company acquired certain assets of S.L. Danielle Inc. ("SL Danielle"). SL Danielle designs, arranges for the manufacture of and markets women's moderately priced private label clothing.

2. Summary of Significant Accounting Policies

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

The Company recognizes sales upon shipment of products to customers since title and risk of loss passes upon shipment. Provisions for estimated uncollectible accounts, discounts and returns and allowances are provided when sales are recorded based upon historical experience and current trends.

Credit Terms:

The Company extends credit to the majority of its customers through a factoring agreement with CIT. Under the factoring arrangement, the Company receives payment from CIT only after CIT has been paid by the Company's customers. CIT assumes only the risk of our customers' financial inability to pay. All other receivable risks are retained by the Company, including, but not limited to allowable customer markdowns, operational chargebacks, disputes, discounts, and returns. The Company expects the factoring agreement to terminate in March 2004 assuming certain conditions contained in its credit facility are satisfied. At such time the Company will continue to extend credit to its customers based upon an evaluation of the customers' financial condition and credit history. At June 30, 2003, approximately 98% of the Company's accounts receivable was due from CIT. At June 30, 2003 and 2002, approximately 72 % and 71 %, respectively of the Company's accounts receivable were due from customers owned by three single corporate entities. During fiscal 2003, approximately 73% of the Company's net sales were made to customers owned by three single corporate entities, as compared to 70% in fiscal 2002 and 77% in fiscal 2001. Sales to Dillard's Department Stores accounted for 40% of net sales in fiscal 2003, 34% in fiscal 2002 and 39% in fiscal 2001. Sales to TJX Companies, Inc. accounted for approximately 23% of the Company's net sales in fiscal 2003, 18% of net sales in fiscal 2002 and 13% in fiscal years 2001. Sales to the May Department Stores Company accounted for approximately 10% of the Company's net sales in fiscal 2003, 18% in fiscal 2002 and 25% in fiscal 2001. As a result of the Company's dependence on its major customers, such customers may have the ability to influence the Company's business decisions. The loss of or significant decrease in business from any of its major customers would have a material adverse effect on the Company's financial position and results of operations. In addition, the Company's ability to achieve growth in revenues is dependent, in part, on its ability to identify new distribution channels.

Accounts Receivable:

Accounts Receivable as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the impact of economic conditions. This amount is not significant primarily due to the Company's factoring agreement. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of products as well as allowable customer markdowns and operational charge backs, net of expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in Accounts Receivable. As of June 30, 2003 and June 30, 2002, Accounts Receivable was net of allowances of $1.9 million and $1.4 million, respectively.

Inventories:

Inventories - Inventory is stated at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving and aged merchandise are provided based on historical experience and current product demand. The Company evaluates the adequacy of the reserves quarterly.

Valuation of Long-Lived Assets and Goodwill:

The Company periodically reviews the carrying value of its long-lived assets for continued appropriateness. This review is based upon projections of anticipated future undiscounted cash flows. As of June 30, 2003, no impairments of long-lived assets have been recognized. Goodwill represents the cost in excess of the fair value of net assets acquired. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which was effective July 1, 2002. SFAS 142 requires, among other things, that goodwill not be amortized. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The result of the Company's impairment test as of June 30, 2003 indicated that there were no impairments of goodwill or intangible assets to be recorded. The Company will continue to conduct impairment tests annually in the fourth quarter of each fiscal year or sooner if circumstances require. No amortization expense has been recorded for the fiscal years ended June 30, 2003, 2002 and 2001.

Income Taxes:

The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end. As of June 30, 2003 and 2002, the Company recorded a full valuation allowance on its Deferred tax assets. See Note 5. The Company will recognize a tax benefit as the Company's net operating loss carryforwards are utilized.

Stock-based Compensation:

The Company has a Stock Option Plan and accounts for the plan under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees", and related interpretations. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. No stock-based employee compensation cost is reflected in net income, as options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation costs for the Company's stock option grants been determined based on the fair value at the grant dates for awards under these plans in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows (Dollars in thousands, except share data):

	For the Year Ended		
	June 30, 2003	June 30, 2002	June 30, 2001
Net income (loss), as reported	$ 4,677	$ (2,224)	$ (7,623)
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax effects	(549)	(900)	(385)
Proforma net income (loss)	$ 4,128	$ (3,124)	$ (8,008)
Earnings (loss) per share:			
Basic-as reported	$ 0.17	$ (0.08)	$ (0.28)
Basic-proforma	$ 0.15	$ (0.12)	$ (0.29)
Diluted-as reported	$ 0.16	$ (0.08)	$ (0.28)
Diluted-proforma	$ 0.14	$ (0.12)	$ (0.29)

The following assumptions were used in the Black Scholes option pricing model that was utilized to determine stock-based employee compensation expense under the fair value based method:

	For the Year Ended June 30, 2003	For the Year Ended June 30, 2002	For the Year Ended June 30, 2001
Weighted average fair value of stock options granted	$ 0.74	$ 0.42	$ 0.30
Risk-free Interest rate	3.92%	3.36%	4.38%
Expected dividend yield	0%	0%	0%
Expected life of option	5.5 years	2.5 years	2.5 years
Expected volatility	188%	181%	159%

Earnings Per Share:

Basic earnings (loss) per share has been computed by dividing the applicable net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share has been computed for the year end June 30, 2003 by dividing the applicable net income by the weighted average number of common shares outstanding and common share equivalents. Potentially dilutive shares of 651,357 and 367,518 were not included in the calculation of diluted loss per share for the years ended June 30, 2002 and 2001, as their inclusion would have been antidilutive.

Denominator for Earnings per share (in millions)	For the Year Ended June 30, 2003	June 30, 2002	June 30, 2001
Denominator for basic earnings per share weighted-average shares outstanding	27.4	27.2	27.2
Assumed exercise of potential common shares	2.5	-	-
Denominator for diluted earnings per share	29.9	27.2	27.2

Advertising Expense:

Advertising costs are expensed when incurred. Advertising expenses of $0.3 million, $0.7 million, and $1.4 million were included in selling, general and administrative expenses for the years ended June 30, 2003, 2002, and 2001, respectively.

Shipping and handling costs:

Shipping and handling costs are included as a component of Selling, General, & Administrative Expenses in the Consolidated Statements of Operations. In fiscal years 2003, 2002, and 2001 shipping and handling costs approximated $0.4 million, $0.5 million, and $0.5 million, respectively.

Fixed Assets:

Furniture and equipment are depreciated principally using the straight-line method over eight years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or the estimated useful life of the improvement, whichever period is shorter. Computer hardware and software is depreciated using the straight-line method over three to five years.

Other Assets:

Other assets primarily consist of in-store shop fixtures which are being depreciated using the straight-line method over three years.

Foreign Currency Transactions:

The Company negotiates substantially all of its purchase orders with foreign manufacturers in United States dollars. The Company considers the United States dollar to be the functional currency of its overseas subsidiaries. All foreign currency gains and losses are recorded in the Consolidated Statement of Operations.

Fair Value of Financial Instruments:

For financial instruments, including accounts receivable, accounts payable, revolving credit borrowings and term loans, the carrying amounts approximated fair value due to their short-term maturity or variable interest rate.

Deferred Rent Obligations:

The Company accounts for rent expense under noncancelable operating leases with scheduled rent increases on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payment amounts is recorded as a deferred liability. Deferred rent obligations amounted to $0.5 million and $0.4 million at June 30, 2003 and 2002.

Other Comprehensive Loss:

Other comprehensive loss is reflected in the consolidated statements of stockholders' equity. Other comprehensive loss reflects adjustments for minimum pension liability.

Segment Reporting:

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* requires enterprises to report certain information about products and services, activities in different geographic areas and reliance on major customers and to disclose certain segment information in their financial statements. The basis for determining an enterprise's operating segments is the manner in which financial information is used internally by the enterprise's chief operating decision maker. The Company has determined that it operates in one segment, women's career and casual sportswear. In addition, less than 1% of total revenue is derived from customers outside the United States. The majority of the Company's long-lived assets are located in the United States..

New Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets". It changes the accounting for goodwill from an amortization method to an impairment only approach. SFAS 142 is effective for the fiscal year beginning July 1, 2002 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The adoption of this Statement on July 1, 2002 did not have an impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for the fiscal year beginning July 1, 2002. The adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. This Statement is effective for financial statements issued for the fiscal year beginning July 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No.145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have an impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and

Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 contained in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company adopted the disclosure requirements of SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations. The adoption of FIN 45 did not have an impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN 46 are applicable immediately to all variable interest entities created after January 31, 2003 and variable interest entities in which an enterprise obtains an interest in after that date, and for variable interest entities created before this date, the provisions are effective July 1, 2003. The adoption of FIN 46 did not have an impact on the Company's consolidated financial statements as the Company does not have interests in variable interest entities.

In April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivatives Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of this Statement that relate to "Statement No. 133 Implementation Issues" that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with the respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of this standard did not have an impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS No. 150 applies specifically to a number of financial instruments that issuers have historically presented in their financial statements as equity, or between the liabilities and equity sections of the balance sheet, rather than as liabilities. Generally, SFAS No. 150 is effective for financial instruments issued or modified after May 31, 2003 and is otherwise effective for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the consolidated financial statements.

3. Inventories - net

	June 30, 2003	June 30, 2002
	(In thousands)	
Raw materials	$ 698	$ 65
Work-in-process	140	-
Finished goods	10,597	8,576
Inventory reserves	(739)	(591)
Total	$ 10,696	$ 8,050

Inventories are stated at the lower of cost, using the first-in first-out (FIFO) method, or market. Included in inventories is merchandise in transit of approximately $8.9 million at June 30, 2003, $6.7 million at June 30, 2002.

4. Fixed Assets

	June 30, 2003	June 30, 2002
	(In thousands)	
Furniture, equipment, computer hardware and software	$ 13,388	$ 13,056
Leasehold improvements	10,025	10,013
	23,413	23,069
Less: accumulated depreciation and amortization	19,621	18,604
	$ 3,792	$ 4,465

5. Income Taxes

The following are the major components of the provision (benefit) for income taxes:

	Fiscal Year Ended June 30,		
	2003	2002	2001
Current:			
Federal	$ 88	$ (974)	$ -
State	337	30	11
	$ 425	$ (944)	$ 11
Deferred:			
Federal	$ -	$ -	$ -
State	-	-	-
	$ 425	$ (944)	$ 11

Significant components of the Company's net deferred tax assets are as follows:

	June 30, 2003	June 30, 2002
	(In thousands)	
Deferred tax assets:		
Net federal, state and local operating loss carryforwards	$ 40,700	$ 43,300
Costs capitalized to inventory for tax purposes	600	400
Inventory valuation	200	200
Excess of book over tax depreciation	2,300	2,400
Sales allowances not currently deductible	650	1,000
Reserves and other items not currently deductible	850	400
	45,300	47,700
Less: valuation allowance for deferred tax assets	(45,300)	(47,700)
Net deferred tax asset	$ -	$ -

	Fiscal Year Ended June 30, 2003	2002	2001
		(In thousands)	
Expense (benefit) for federal income taxes at the statutory rate of 35.0%	$ 1,786	$(1,109)	$(2,664)
Other	40	472	326
State and local taxes net of federal benefit	219	-	-
Effects of elimination of tax liabilities no longer required	-	(747)	-
Effects of unrecognized federal tax loss carryforwards	-	667	2,349
Effects of tax loss carrybacks/(carryforwards)	(1,620)	(227)	-
Provision (benefit) for income taxes	$ 425	$ (944)	$ 11

At June 30, 2003, the Company has a federal net operating loss carryforward for income tax purposes of approximately $100 million, which will expire between fiscal 2010 and 2023.

The income tax benefit in the fiscal year ended June 30, 2002 includes a benefit $0.2 million for refund claims due to tax law changes and a benefit of $0.7 million related to the elimination of tax liabilities that are no longer required.

6. Financing Agreements

On September 27, 2002, the Company and certain of its subsidiaries entered into a new three-year financing agreement (the "Financing Agreement") with The CIT Group/Commercial Services, Inc. ("CIT"), to replace the former Financing Agreement discussed below. The Financing Agreement provides the Company with a $50.5 million facility comprised of (i) a $40 million revolving line of credit (the "Revolving Facility") with a $25 million sublimit for letters of credit, a $3 million seasonal overadvance and certain other overadvances at the discretion of CIT, and (ii) a $10.5 million term loan (the "Term Loan").

At the option of the Company, the Revolving Facility and the Term Loan each may bear interest either at the JPMorgan Chase Bank Rate ("Prime Rate") or the London Interbank Offered Rate ("LIBOR"). If the Company chooses the JPMorgan Chase Bank Rate, the interest (i) on the Revolving Facility accrues at a rate of ½ of 1% above the Prime Rate for fiscal 2003 and until the first day of the month following delivery of the Company's consolidated financial statements for fiscal 2003 (the "2003 financials") to the Lender (the "Adjustment Date") and thereafter at a rate ranging from the Prime Rate to ¾ of 1% above the Prime Rate and (ii) on the Term Loan accrues at a rate of 1% above the Prime Rate for fiscal 2003 and until the Adjustment Date and thereafter at a rate ranging from ½ of 1% above the Prime Rate to 1¼ % above the Prime Rate. If the Company chooses LIBOR, the interest (i) on the Revolving Facility accrues at a rate of 3¼% above LIBOR for fiscal 2003 and until the Adjustment Date and thereafter at a rate ranging from 2¾% above LIBOR to 3½% above LIBOR and (ii) on the Term Loan accrues at a rate of 3¾% above LIBOR for fiscal 2003 and until the Adjustment Date and thereafter at a rate ranging from 3¼% above LIBOR to 4% above LIBOR. All adjustments to interest rates will be determined upon delivery of the Company's 2003 financials to the Lender, based upon the availability under the Revolving Facility and certain fixed charge coverage ratios and leverage ratios. The interest rate as of June 30, 2003 on the Revolving Facility was 4.5% and on the Term Loan was 5.0%.

On September 27, 2002, the Company borrowed $18.3 million under the Revolving Facility and $10.5 million under the Term Loan. These borrowings were used to pay off the balances under the Former Financing Agreement of $18.3 million and the Former Term Loan of $10.5 million and for working capital purposes. Commencing October 1, 2002, amortization payments in the amount of $375,000 are payable quarterly in arrears in connection with the Term Loan. A balloon payment of $6.0 million is due on September 27, 2005 under the Term Loan. The Company's obligations under the Financing Agreement are secured by a first priority lien on substantially all of the Company's assets, including the Company's accounts receivable, inventory, intangibles, equipment, and trademarks and a pledge of the Company's stock in its subsidiaries.

The Financing Agreement contains numerous financial and operational covenants, including limitations on additional indebtedness, liens, dividends, stock repurchases and capital expenditures. In addition, the Company is required to maintain (i) specified levels of tangible net worth, (ii) certain fixed charge coverage ratios, (iii) certain leverage ratios, and (iv) specified levels of minimum borrowing availability under the Revolving Facility. At June 30, 2003 the Company was in compliance with all of its covenants. In the event of the early termination by the Company of the Financing Agreement, the Company will be liable for termination fees of (i) (a) $500,000 plus (b) any unpaid portion of the $500,000 minimum factoring commission fees otherwise due in the first year of the term, if termination occurs within twelve months of the closing date; or (ii) (a) $350,000 if termination occurs between the thirteenth and the twenty-fourth month from the closing date plus, (b) any unpaid portion of the $250,000 minimum factoring commission fees otherwise due for the first half of the second year of the term, if termination occurs between the thirteenth and eighteenth month from the closing date; or (iii) $150,000 if termination occurs after the twenty-fourth month from the closing date. The Company may prepay at any time, in whole or in part, the Term Loan without penalty. The Financing Agreement expires on September 27, 2005.A fee of $125,000 was paid in connection with the new Financing Agreement.

On September 27, 2002 the Company also entered into a factoring agreement with CIT. The factoring agreement provides for a factoring commission equal to 4/10 of 1% of the gross face amount of all accounts factored by CIT, plus certain customary charges. The minimum factoring commission fee per year is $500,000. The Factoring Agreement will be terminated after eighteen months provided that there is no event of default under the factoring agreement at such time. In such event, the Company shall pay to CIT a collateral management fee equal to $5,000 a month. Under the agreement, CIT may also require the Company to utilize CIT to continue to perform certain bookkeeping, collection and management services and the Company shall pay CIT an additional fee equal to ¼ of 1% of the gross face amount of all accounts, with a minimum aggregate commission of $300,000 per annum and a minimum of $1.50 per invoice.

Until September 27, 2002, the Company had a financing agreement with BNY Financial Corporation, a wholly owned subsidiary of General Motors Acceptance Corp. ("GMAC") (the "Former Financing Agreement"). The Former Financing Agreement consisted of two facilities: (i) the Former Revolving Facility which was a $45.5 million five-year revolving credit line (subject to an asset based borrowing formula) with a $34.0 million sublimit for letters of credit, and (ii) the Former Term Loan which was a $14.5 million term loan facility. Each facility had been amended to extend the maturity date until April 1, 2003. At June 30, 2002 and June 30, 2001, the Company had borrowings of $3.6 million and $5.0 million under the Revolving Facility and total availability of approximately $6.9 million and $2.5 million (inclusive of over advance availability) under the Former Financing Agreement.

On November 27, 2002, the Company and CIT agreed to an amendment to the original Financing Agreement in order to facilitate the S.L. Danielle acquisition discussed below. The Company and CIT agreed to add the Company's newly formed wholly-owned subsidiary, S.L. Danielle Acquisition, LLC (the "Additional Borrower"), as a co-borrower under the Financing Agreement and related factoring agreement. Accordingly, the Company and CIT (i) amended the Financing Agreement pursuant to a joinder agreement, which also constitutes Amendment No. 1 to the Financing Agreement (the "Amended Financing Agreement") and (ii) entered into a new factoring agreement with the Additional Borrower, to add the Additional Borrower as a co-borrower. The Company's and the Additional Borrower's obligations under the Amended Financing

Agreement are secured by a first priority lien on substantially all of the Company's and the Additional Borrower's assets, including the Company's and the Additional Borrower's accounts receivable, inventory, intangibles, equipment, and trademarks and a pledge of the Company's stock and membership interest in the Company's subsidiaries, including the Additional Borrower.

On June 30, 2003, the Company had $11.6 million of outstanding letters of credit under the Revolving Facility, total availability of approximately $10.7 million under the new Financing Agreement and no revolving credit borrowings. At June 30, 2002, the Company had $9.8 million of outstanding letters of credit, total availability of approximately $3.8 million and borrowings of $3.6 million, in each case, under the Former Revolving Facility.

Until September 27, 2002, the Company had a financing agreement with BNY Financial Corporation, a wholly owned subsidiary of General Motors Acceptance Corp. ("GMAC") (the "Former Financing Agreement"). The Former Financing Agreement consisted of two facilities: (i) the Former Revolving Facility which was a $45.5 million five-year revolving credit line (subject to an asset based borrowing formula) with a $34.0 million sublimit for letters of credit, and (ii) the Former Term Loan which was a $14.5 million term loan facility. Each facility had been amended to extend the maturity date until April 1, 2003.

Interest on the Former Revolving Facility accrued at the greater of (i) 6% or (ii) ½ of 1% above the Prime Rate (6.0% at June 30, 2002) and was payable on a monthly basis, in arrears. Interest on the Former Term Loan accrued at an interest rate equal to the greater of (i) 6.0% or (ii) a rate ranging from ½ of 1% above the Prime Rate to 1½% above the Prime Rate, which interest rate was determined, from time to time, based upon the Company's availability under the Revolving Facility. The interest rate on the Former Term Loan was 6.0% at June 30, 2002.

7. S.L. Danielle Acquisition

On November 27, 2002, S.L. Danielle Acquisition, LLC ("S.L. Danielle"), a newly formed subsidiary of the Company acquired certain assets of S.L. Danielle Inc. The results of S.L. Danielle's operations have been included in the consolidated financial statements since that date. S.L. Danielle designs, arranges for the manufacture of, markets and sells a women's apparel line, principally under private labels. As a result of the acquisition, the Company expects to increase its sales volume through the sale of S.L. Danielle products assuming it can maintain existing customers for such lines and/or obtain new customer relationships for such products.

The aggregate purchase price was approximately $5.1 million, including cash of $4.4 million, 100,000 shares of Common Stock valued at $84,000 and stock options to purchase 500,000 shares of Common Stock valued at $384,000 and transaction costs of approximately $250,000. The acquisition was funded by CIT through revolving credit borrowings of $4.6 million. The value of the 100,000 shares of Common Stock was determined based on the average market price of the Common Stock over the 3-day period before and after the date of the acquisition. The 500,000 stock options were granted at the fair market value on the date of the acquisition and were valued using the Black Scholes option price model.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing the purchase price allocation including the fair value of assets acquired. The final allocation could differ from the estimated fair value.

		At November 27,2002 (in thousands)
Current assets	$	3,609
Property, plant, and equipment		36
Intangible assets		90
Goodwill		1,395
Total assets acquired	$	5,130

The following unaudited pro forma information presents financial information of the Company as though the acquisition had been completed as of the beginning of each of the periods set forth below.

	For the Year Ended June 30, 2003	For the Year Ended June 30, 2002
	(Unaudited) (In thousands except per share amounts)	
Net sales	$ 147,129	$ 166,356
Net income (loss)	5,087	(574)
Basic income (loss) per share	$ 0.19	$ (0.02)
Diluted income (loss) per share	$ 0.17	$ (0.02)

8. Employee Benefit Plans

Pension Plan:

Pursuant to a collective bargaining agreement, all of the Company's union employees are covered by a defined benefit pension plan. Pension expense amounted to approximately $81,000, $50,000, and $1,000 in fiscal 2003, 2002, and 2001, respectively.

The reconciliation of the funded status of the pension plan as of June 30, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
		(in thousands)	
Components of Net Periodic Benefit Costs:			
Service Cost	$ 58	$ 59	$ 50
Interest Cost	72	67	60
Expected Return on Plan Assets	(64)	(76)	(89)
Recognized Net Actuarial Loss/ (Gain)	15	-	(20)
Net Periodic Benefit Cost	$ 81	$ 50	$ 1
Change in Benefit Obligation:			
Benefit Obligation at Beginning of Year	$ 1,049	$ 905	$ 797
Service Cost	58	59	50
Interest Cost	72	67	60
Actuarial Loss/(Gain)	5	(23)	(33)
Change in Assumption (Discount Rate)	220	69	59
Benefits Paid	(29)	(28)	(28)
Benefit Obligation at End of Year	$ 1,375	$ 1,049	$ 905
Reconciliation of Plan Assets:			
Fair Value of Plan Assets at Beginning of Year	$ 779	$ 910	$ 971
Actual Return/(Loss) on Plan Assets	27	(100)	(137)

Employer Contribution	-	-	108
Benefits Paid	(29)	(28)	(28)
Expenses Paid	(3)	(3)	(4)
Fair Value of Plan Assets at End of Year	$ 774	$ 779	$ 910
Reconciliation of Funded Status at End of Year			
Prepaid Benefit Cost	$ -	$ -	$ 5
Accrued Benefit Liability	(601)	(270)	16
Accumulated Other Comprehensive Loss	494	242	-
Net Amount Recognized	$ (107)	$ (28)	$ 21
Assumptions as of June 30	2003	2002	2001
Discount Rate	5.75%	7.00%	7.50%
Long Term Rate of Return	8.50%	8.50%	8.50%

Savings Plan:

The Company has a savings plan (the "Savings Plan") under which eligible employees may contribute a percentage of their compensation and the Company (subject to certain limitations) as of January 2003 contributes 10% of the employee's contribution. From February 2002 to January 2003 there was no employer matching contribution. Prior to February 2002 the Company matched 50% of the employee's contribution. The Company contributions are invested in investment funds selected by the participants and are subject to vesting provisions of the Savings Plan. Expense under the Savings Plan was approximately $15,000 in fiscal 2003, $200,000 in fiscal 2002 and $300,000 in fiscal 2001.

9. Stock Based Compensation:

The Company has a Stock Option Plan (the "Option Plan"). Pursuant to the Option Plan, the Company may grant to eligible individuals incentive stock options, as defined in the Internal Revenue Code of 1986, and non-incentive stock options. Under the Option Plan, 6,750,000 shares of Common Stock are reserved for issuance. The maximum number of Shares that any one Eligible Individual may be granted in respect of options may not exceed 4,000,000 shares of Common Stock. No stock options may be granted subsequent to October 29, 2007. The exercise price may not be less than 100% of the fair market value on the date of grant for incentive stock options.

On January 10, 2001, the Company entered into an employment agreement (the "Agreement") with Nicholas DiPaolo, who has been serving as the Company's Vice Chairman and Chief Operating Officer since November 1, 2000, the effective date of the Agreement. The Agreement has a term of 37 months from the effective date. Under the Agreement on November 1, 2000, Mr. DiPaolo was granted 300,000 fully vested options to purchase Common Stock at the fair market value on the date of grant (the "Sign-On Options"). Under the Agreement on January 10, 2001, Mr. DiPaolo was granted 3,000,000 options to purchase Common Stock of the Company at the fair market value on the date of the grant (the "Put Options"). The exercise price of the Put Options is $0.375. The Put Options vest in three equal annual installments upon each of the first two anniversaries of the Agreement's effective date and November 1, 2003, respectively. In the event that the Company achieved a cumulative earnings before income taxes, depreciation and amortization ("EBITDA") target determined by the Company's Board of Directors for the three year period ended June 30, 2003, Mr. DiPaolo would have been entitled to require the Company to purchase his Put Options, for a purchase price equal to $1,125,000, (i.e., the aggregate exercise price of the Put Options). The Company did not meet the cumulative EBITDA target therefore the company is not required to purchases the Put Options. In the event there is a "Change of Control" of the Company or his employment is terminated without "Cause" (as such terms are defined in the Agreement), Mr. DiPaolo shall also have the right to require the Company to purchase his vested Put Options at a purchase price equal to the aggregate exercise price of the vested Put Options.

During February 2001, employee and director options for an aggregate of 1,400,401 shares of the Company's common stock were surrendered under a stock option replacement program offered by the Company. Under the program, employees had the right to surrender their outstanding, out-of-the- money options in exchange for a commitment by the Company to grant new options to them for the same number of shares on a date, which is in excess of six months (183 days) after the surrender date. To be eligible to receive the new options, which have an exercise price equal to the fair market value on the future grant date (August 8, 2001), employees (or directors as the case may be) must have been employed by the Company (or to serve as directors) on such grant date. On August 8, 2001, 1,400,401 options were granted to employees and directors under this program. The new options vest in increments of 50% on August 8, 2002 and 50% on August 8, 2003.

Information regarding the Company's stock options is summarized below:

	Stock Options		
	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Outstanding at June 30, 2000	2,181,310	$ 1.25 - $ 3.50	$ 2.63
Options granted	3,325,000	$ .38 - $ .69	$ .39
Options canceled	(2,166,310)	$ .69 - $ 3.50	$ 2.61
Outstanding at June 30, 2001	3,340,000	$ .38 - $ 3.50	$ .41
Options granted	1,920,401	$ .50 - $ .50	$ .50
Options canceled	(29,417)	$ .50 - $ 3.11	$ .94
Outstanding at June 30, 2002	5,230,984	$ .38 - $ 3.50	$ .44
Options granted	910,000	$ .75 - $ .84	$ .80
Options exercised	(6,100)	$ .50 - $ .50	$ .50
Options canceled	(15,290)	$ .50 - $ .75	$ .75
Outstanding at June 30, 2003	6,119,594	$ .38 - $ 3.50	$ .49

The following table summarizes information about the Company's outstanding and exercisable stock options at June 30, 2003:

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Weighted-Average Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$0.38	3,000,000	2.34	$0.38	2,000,000	$.38
$0.50	2,189,594	7.32	$0.50	1,153,416	$.50
$0.69	10,000	7.00	$0.69	5,000	$.69
$0.75	345,000	9.16	$0.75	0	$0.00
$0.84	550,000	4.87	$0.84	0	$0.00
$3.00	10,000	6.00	$3.00	7,500	$3.00
$3.11	10,000	4.65	$3.11	10,000	$3.11
$3.50	5,000	5.00	$3.50	5,000	$3.50
	6,119,594	4.75	$0.49	3,180,916	$0.44

All stock options are granted at fair market value of the Common Stock at grant date. The outstanding stock options have a weighted average contractual life of 4.75 years, 5.45 years, and 4.37 years in 2003, 2002, and 2001, respectively. The number of stock options exercisable at June 30, 2003, 2002, and 2001 were 3,180,916, 1,321,250, and 317,500, respectively.

10. Accumulated Other Comprehensive Loss

	For the Year Ended June 30, 2003	For the Year Ended June 30, 2002
Minimum Pension Liability	$ (494)	$ (242)
Accumulated Other Comprehensive Loss	$ (494)	$ (242)

11. Commitments, Contingencies and Other Matters

Lease Obligations:

The Company leases showroom, distribution and office facilities, and equipment under various noncancellable operating lease agreements which expire through 2009. Rental expense for the years ended June 30, 2003, 2002 and 2001 was approximately $2.6 million, $2.6 million and $2.5 million, respectively.

The minimum aggregate rental commitments at June 30, 2003 are as follows (in thousands):

Fiscal year ending:

2004	$ 2,609
2005	1,277
2006	1,222
2007	1,132
2008	1,132
Subsequent to 2009	1,101
	$ 8,473

Letters of Credit:

The Company was contingently liable under letters of credit issued by banks to cover primarily contractual commitments for merchandise purchases of approximately $11.6 million and $9.8 million at June 30, 2003 and June 30, 2002, respectively.

Inventory purchase commitments:

The Company was contingently liable for contractual commitments for merchandise purchases of approximately $11.6 million and $11.9 million at June 30, 2003 and June 30, 2002, respectively.

Non-Competition Agreement:

In connection with a non-competition agreement with a former executive, Ivy Karkut, who resigned in January 2001, the Company paid $900,000 in equal monthly installments over the 12-month period from January 2001 to January 2002.

Litigation:

The Company is involved in legal proceedings from time to time arising out of the ordinary conduct of its business. The Company believes that the outcome of these proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

12. Unaudited Quarterly Results of Operations

Unaudited quarterly financial information for fiscal 2003 and fiscal 2002 is set forth in the table below:

(In thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2003				
Net sales	$ 34,791	$ 30,879	$ 40,983	$ 33,572
Gross profit	9,457	8,202	10,359	7,809
Net income	1,563	580	2,094	440
Basic earnings per share	0.06	0.02	0.08	0.02
Diluted earnings per share	0.05	0.02	0.07	0.01
Fiscal 2002				
Net sales	$ 39,458	$ 29,964	$ 43,617	$ 32,730
Gross profit	8,227	3,003	9,305	8,283
Net income	(582)	(5,338)	1,754	1,942
Basic and diluted earnings (loss) per share	(0.02)	(0.20)	0.06	0.07

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

During the fourth quarter for fiscal year 2002, the Company recorded an income tax benefit which represents refund claims of $0.2 million and the elimination of income tax liabilities of $0.7 million that are no longer required.

During the fourth quarter of fiscal 2002 the Company recorded other income of $0.2 million comprised of a gain on the sale of equity securities.

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SCHEDULE II

BERNARD CHAUS, INC. & SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended June 30, 2003				
Allowance for doubtful accounts	$ 340	$ (260)	$ 0 [1]	$ 80
Reserve for customer allowances and deductions	$ 1,093	$ 9,352	$ 9,610 [2]	$ 835
Year ended June 30, 2002				
Allowance for doubtful accounts	$ 273	$ 75	$ 8 [1]	$ 340
Reserve for customer allowances and deductions	$ 1,074	$ 11,248	$ 11,229 [2]	$ 1,093
Year ended June 30, 2001				
Allowance for doubtful accounts	$ 407	$ 75	$ 209 [1]	$ 273
Reserve for customer allowances and deductions	$ 2,365	$ 13,292	$ 14,583 [2]	$ 1,074

[1] Uncollectible accounts written off

[2] Allowances charged to reserve and granted to customers

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DIRECTORS AND EXECUTIVE OFFICERS

Josephine Chaus
Chairwoman of the Board and Chief Executive Officer

Nicholas DiPaolo
Vice Chairman of the Board and Chief Operating Officer

Greg Mongno
President

Barton Heminover
Chief Financial Officer

Philip G. Barach
Director, former Chief Executive Officer of U.S. Shoe Corp.

S. Lee Kling
Director, Chairman of the Board of The Kling Company

Harvey M. Krueger
Director, Vice Chairman of Lehman Brothers, Inc.

STOCKHOLDER INFORMATION

INVESTOR INQUIRIES
Please direct all inquiries for information to
Barton Heminover
Chief Financial Officer
Bernard Chaus, Inc.,
800 Secaucus Road, Secaucus, NJ 07094
E-mail: www.InvestorRelations@ChausInc.com
Other Information: www.BernardChaus.com
www.JosephineChaus.com

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 370-1163
Other Information: www.mellon.investor.com

CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054-0319

CORPORATE COUNSEL
Swidler Berlin Shereff Friedman, LLP
405 Lexington Avenue
New York, NY 10174

CORPORATE OFFICES/SHOWROOM
530 Seventh Avenue
New York, NY 10018